NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of Common Stock of Eastman Kodak Company
(the 'Company') from listing and registration on the Exchange at the opening of business on February 14, 2012, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. NYSE Regulation has determined that the Company is no longer suitable for listing. The decision was reached in view of the Company's January 19, 2012 announcement that it and its U.S. subsidiaries have filed voluntary petitions for Chapter 11 business reorganization in the U.S Bankruptcy Court for the Southern District of New York. NYSE
Regulation noted the uncertainty as to the timing and outcome of the bankruptcy process, as well as the ultimate effect of this process on the Company's common stockholders.

In addition, the Exchange noted that the Company had previously fallen below the New York Stock
Exchange ('NYSE') continued listing minimum share price standard, as the average closing price of its common stock was less than $1.00 over a consecutive 30 trading day period.

1. The Exchange's Listed Company Manual (the 'LCM'), subsection 802.01D (Bankruptcy and/or Liquidation), states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when an 'intent to file under any of the sections of the bankruptcy law has been announced or a filing has been made or liquidation has been authorized and the company is committed to proceed.

2. The Exchange, on January 19, 2012, determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on January 19, 2012.

3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on January 19, 2012 of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.